Exhibit 99.1

Yingli Green Energy Reports Second Quarter 2014 Results

Cumulative PV Module Shipments Exceeded 10 GW Globally

BAODING, China, August 27, 2014— Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the world’s largest vertically integrated photovoltaic manufacturer, known as “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended June 30, 2014.

Second Quarter 2014 Consolidated Financial and Operating Summary

•                      Total net revenues were RMB 3,408.9 million (US$549.5 million).

•                      Total PV module shipments (including shipments for PV systems) were 887.9MW.

•                      Overall gross profit was RMB 532.1 million (US$85.8 million), representing an overall gross margin of 15.6%. Gross margin for sales of PV module was 16.2%.

•                      Operating loss was RMB 85.9 million (US$13.9 million), representing an operating margin of negative 2.5%.

•                      Net loss(1) was RMB 285.2 million (US$46.0 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB 1.64(US$0.26). On an adjusted non-GAAP(2) basis, net loss was RMB 275.0 million (US$44.3 million) and loss per ordinary share and per ADS was RMB 1.58 (US$0.25).

•                      On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were RMB 288.5 million (US$46.5 million).

“I’m very pleased to report that we delivered another set of solid results in the second quarter of 2014 with an increase of 40.8% in our PV module shipments over the first quarter of 2014, which includes shipments for PV systems to the Company’s own downstream power plants in China, and an overall gross margin of 15.6%, well in line with our previous guidance,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “We remain focused on returning to net profitability by improving our operating efficiency, reducing manufacturing costs and optimizing our geographical footprints. In the second quarter, we saw increased demand for Yingli Solar modules from our key markets, such as China, Japan, United Kingdom and other new emerging markets. In particular, our shipments to new emerging markets in the second quarter increased by approximately 18% quarter over quarter while customer base doubled compared with the second quarter of 2013. Our dedicated local team in Japan has obtained notable achievements, which resulted in our shipments to Japan in the first half of 2014 exceeded our total shipments to Japan in 2013.”

(1)                       For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

(2)                       All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, interest expenses related to the changes in the fair value of the interest rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets and non-cash provision for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

“In the first half of this year, we are developing in the aggregate 155 MW of downstream projects, some of these projects under construction are expected to be further developed together with our business partners such as China National Nuclear Corporation, Shanghai Sailing Capital Investment Fund and Datong Coal Mine Group Co., Ltd. In the third quarter, we expect to start construction of a total of 168 MW of downstream projects across China. “

“Moving back to domestic market, we see large potential for distributed generation PV projects in the second half of 2014 although the growth in demand was slower than expectation in the first half of this year. The National Energy Administration of PRC announced that it planned to issue a notice requiring further efforts to implement the supportive polices for distributed generation PV projects and announced the goal of achieving at least 13 GW of PV capacity to be connected to the grid in 2014. We expect that the demand for PV modules in China market will accelerate in the second half of 2014.” Mr. Miao concluded.

Second Quarter 2014 Financial Results

Total Net Revenues

Total net revenues were RMB 3,408.9 million (US$549.5 million) in the second quarter of 2014, compared to RMB 2,686.8 million in the first quarter of 2014 and RMB 3,378.3 million in the second quarter of 2013. Total PV module shipments were 887.9 MW in the second quarter of 2014 (including 71.8 MW shipments for PV systems to the Company’s own downstream power plants in China), representing a significant increase of 40.8% from that in the first quarter of 2014. Revenues were not recognized for 71.8 MW of internal shipments as required by U.S. GAAP. The increase of PV module shipments was primarily due to the stronger demand in the global PV markets especially in China, UK and new emerging markets.

Gross Profit and Gross Margin

Overall gross profit was RMB 532.1 million (US$85.8 million) in the second quarter of 2014, significantly improved from RMB 421.3 million in the first quarter of 2014 and RMB 397.5 million in the second quarter of 2013.

Overall gross margin was 15.6% in the second quarter of 2014, slightly down from 15.7% in the first quarter of 2014 and up from 11.8% in the second quarter of 2013. Gross margin for sales of PV modules was 16.2% in the second quarter of 2014, compared to 16.8% in the first quarter of 2014 and 12.5% in the second quarter of 2013.

Operating Expenses

Operating expenses were RMB 618.1 million (US$99.6 million) in the second quarter of 2014, compared to RMB 550.2 million in the first quarter of 2014 and RMB 526.7 million in the second quarter of 2013. The increase of operating expenses was mainly due to the increased selling and marketing expense in line with the Company’s increased PV module shipments in this quarter, and partially offset by the decrease of general and administrative expenses.

Operating expenses as a percentage of total net revenues were 18.1% in the second quarter of 2014, compared to 20.5% in the first quarter of 2014 and 15.6% in the second quarter of 2013.

Operating Loss and Margin

Operating loss was RMB 85.9 million (US$13.9 million) in the second quarter of 2014, a significant decrease from RMB 129.0 million in the first quarter of 2014 and RMB 129.2 million in the second quarter of 2013.

Operating margin was negative 2.5% in the second quarter of 2014, compared to negative 4.8% in the first quarter of 2014 and negative 3.8% in the second quarter of 2013.

EBITDA

On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were RMB 288.5 million (US$46.5 million) in the second quarter of 2014, compared to EBITDA of RMB 221.9 million in the first quarter of 2014 and negative EBITDA of RMB 198.9 million in the second quarter of 2013.

Interest Expense

Interest expense was RMB 232.4 million (US$37.5 million) in the second quarter of 2014, compared to RMB 252.0 million in the first quarter of 2014 and RMB 224.9 million in the second quarter of 2013. As of June 30, 2014, the Company had an aggregate of RMB 14.9 billion (US$2.4 billion) of bank borrowings and medium-term notes outstanding, which decreased from RMB 15.2 billion as of March 31, 2014. The weighted average interest rate was 6.25% in the second quarter of 2014, compared to 6.42% in the first quarter of 2014 and 6.20% in the second quarter of 2013.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain was RMB 2.8 million (US$0.5 million) in the second quarter of 2014, compared to foreign currency exchange loss of RMB 13.8 million in the first quarter of 2014 and foreign currency exchange gain of RMB 6.5 million in the second quarter of 2013. The foreign currency exchange gain was mainly due to the Company’s USD denominated liabilities increased and the appreciation of the RMB against the USD in this quarter.

Income Tax Expense (Benefit)

Income tax expense was RMB 1.2 million (US$0.2 million) in the second quarter of 2014, compared to income tax benefit of RMB 18.6 million in the first quarter of 2014 and RMB 4.2 million in the second quarter of 2013. The income tax expense in this quarter was mainly resulted from the main operating subsidiaries of the Company turning into profitability.

Net Loss

Net loss was RMB 285.2 million(US$46.0 million) in the second quarter of 2014, compared to RMB 341.8 million in the first quarter of 2014 and RMB 320.8 million in the second quarter of 2013. Loss per ordinary share and per ADS was RMB 1.64(US$0.26), compared to RMB 2.18 in the first quarter of 2014 and RMB 2.05 in the second quarter of 2013.

On an adjusted non-GAAP basis, net loss was RMB 275.0 million (US$44.3 million) in the second quarter of 2014, compared to RMB 338.5 million in the first quarter of 2014 and RMB 321.5 million in the second quarter of 2013. Adjusted non-GAAP loss per ordinary share and per ADS was RMB 1.58 (US$0.25) in the second quarter of 2014, compared to RMB 2.16 in the first quarter of 2014 and RMB 2.05 in the second quarter of 2013.

Balance Sheet Analysis

As of June 30, 2014, the Company had RMB 981.5 million (US$158.2 million) in cash and cash equivalents, compared to RMB 1,273.2 million as of March 31, 2014.

As of June 30, 2014, the Company had RMB 1,493.6 million (US$240.8 million) in restricted cash, compared to RMB 1,726.2 million as of March 31, 2014.

As of June 30, 2014, accounts receivable were RMB 4,995.0 million (US$805.2 million), compared to RMB 4,616.4 million as of March 31, 2014. Days sales outstanding were 132 days in the second quarter of 2014, decreased from 155 days in the first quarter of 2014.

As of June 30, 2014, inventory was RMB 2,289.7 million (US$369.1 million), compared to RMB 2,129.9 million as of March 31, 2014. Inventory turnover days was 72 days in the second quarter of 2014, compared to 85 days in the first quarter of 2014.

As of June 30, 2014, accounts payable were RMB 5,418.6 million (US$873.5 million), compared to RMB 5,403.3 million as of March 31, 2014. Days payable outstanding was 170 days in the second quarter of 2014, compared to 215 days in the first quarter of 2014.

As of the date of this press release, the Company had approximately RMB 5,847 million in unutilized short-term lines of credit and RMB 2,033 million committed long-term facility that can be drawn down in the near future. The Company is currently exploring financing options to alleviate near-term pressure on the Company’s liquidity and enhance financial flexibility.

Business Outlook for Full Year 2014

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company revises its PV module shipment target to be in the estimated range of 3.6GW to 3.8GW (including 400 to 600MW shipment for PV systems) for fiscal year 2014, which represents an increase of 11.3% to 17.5% compared to fiscal year 2013.

Downstream Development in 2014

Currently, the Company has in the aggregate approximately 1.4 GW of PV projects pipeline at different approval stages across a dozen of provinces in China. During the second quarter of 2014, the Company started construction for two ground-mounted PV plants with a total capacity of 110MW and a distributed generation project of 20MW. Therefore, accumulatively 155 MW of PV projects started construction in the first half of 2014. These PV projects were included in the consolidated financial statements. In the third quarter, the Company plans to start constructions of 168 MW of PV projects located in Hebei, Ningxia, Shanxi, Guangdong and Shandong provinces. Some of these projects are expected to be co-developed with our business partners such as China National Nuclear Corporation, Shanghai Sailing Capital Investment Fund and Datong Coal Mine Group Co., Ltd.

In addition, the Company has manifested an encouraging breakthrough in its overseas PV plants business by expanding its footprints into Poland and Senegal with a strategic alliance with AMB Energia Wytwarzanie to co-develop 30 MW of PV projects in Poland in June and an engineering, procurement and construction (“EPC”) contract with Senelec for a 2 MW ground-mounted PV plant in Senegal in July.

Based on the current project development status and the progress of project pipelines, the Company expects to develop approximately 400MW to 600MW of PV projects by the end of 2014.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, interest expense related to the changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets and non-cash provision for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyse the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.2036 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of June 30, 2014. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time (EDT) on August 27, 2014, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number: +1-866-519-4004

• International Dial-in Number: +1-845-675-0437

• Passcode: 81625802

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until September 4, 2014 by dialing:

• U.S. Toll Free Number: +1-855-452-5696

• International Dial-in Number: +1-646-254-3697

• Passcode: 81625802

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest vertically integrated photovoltaic module supplier in terms of shipment in 2013 based on public information. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 10 GW PV modules to customers worldwide. For more information please visit www.yinglisolar.com and join the conversation onFacebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Vice President of Corporate Communications

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	March 31,2014	June 30,2014
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,273,172	981,516	158,217
Restricted cash	1,726,199	1,493,638	240,770
Accounts receivable, net	4,616,408	4,995,040	805,184
Inventories	2,129,945	2,289,679	369,089
Prepayments to suppliers	728,356	970,160	156,387
Prepaid expenses and other current assets	1,265,614	1,059,874	170,848
Total current assets	11,739,694	11,789,907	1,900,495

Long-term prepayments to suppliers	794,105	699,046	112,684
Property, plant and equipment, net	12,907,542	12,631,421	2,036,144
Project assets	378,973	718,347	115,795
Land use rights	699,114	695,398	112,096
Intangible assets, net	58,797	58,735	9,468
Other assets	1,004,678	1,031,552	166,282
Total assets	27,582,903	27,624,406	4,452,964

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	7,470,398	7,629,929	1,229,920
Accounts payable	5,403,323	5,418,591	873,459
Other current liabilities and accrued expenses	2,220,984	2,147,609	346,187
Total current liabilities	15,094,705	15,196,129	2,449,566

Long-term debt, excluding current portion	3,796,607	3,402,335	548,445
Medium-term notes	3,912,655	3,910,655	630,385
Accrued warranty cost, excluding current portion	647,422	679,891	109,596
Other liabilities	2,386,094	2,449,090	394,786
Total liabilities	25,837,483	25,638,100	4,132,778

SHAREHOLDERS’S EQUITY
Ordinary shares	12,252	13,791	2,223
Additional paid-in capital	6,687,175	7,213,618	1,162,812
Treasury stock	(127,331)	(127,331)	(20,525)
Accumulated other comprehensive income	264,525	269,934	43,512
Accumulated deficit	(6,692,693)	(6,977,851)	(1,124,807)
Total equity attributable to Yingli Green Energy	143,928	392,161	63,215
Noncontrolling interests	1,601,492	1,594,145	256,971
Total shareholders’ equity	1,745 ,420	1,986,306	320,186
Total liabilities and shareholders’ equity	27,582,903	27,624,406	4,452,964

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Comprehensive Income

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	June 30, 2013	March 31,2014	June 30 2014
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	3,200,275	2,541,831	3,248,354	523,624
Sales of PV systems	56,630	23,963	55,864	9,005
Other revenues	121,387	120,964	104,684	16,875
Total net revenues	3,378,292	2,686,758	3,408,902	549,504
Cost of revenues:
Cost of PV modules sales	(2,801,332)	(2,113,966)	(2,722,706)	(438,891)
Cost of PV systems sales	(54,723)	(19,632)	(53,834)	(8,678)
Cost of other revenues	(124,770)	(131,897)	(100,213)	(16,155)
Total cost of revenues	(2,980,825)	(2,265,495)	(2,876,753)	(463,724)
Gross profit (loss)	397,467	421,263	532,149	85,780
Selling expenses	(291,204)	(195,857)	(314,272)	(50,660)
General and administrative expenses	(173,387)	(222,384)	(178,386)	(28,755)
Research and development expenses	(62,104)	(131,981)	(125,429)	(20,219)
Provision for inventory purchase commitments
Total operating expenses	(526,695)	(550,222)	(618,087)	(99,634)
Loss from operations	(129,228)	(128,959)	(85,938)	(13,854)
Other income (expense):
Interest expense	(224,927)	(251,986)	(232,404)	(37,463)
Interest income	5,164	2,997	9,178	1,480
Foreign currency exchange gains (losses)	6,530	(13,754)	2,797	451
Other income	8,911	12,450	14,078	2,270
Loss before income taxes	(333,550)	(379,252)	(292,289)	(47,116)
Income tax (expense) benefit	4,176	18,577	(1,213)	(196)
Net loss	(329,374)	(360,675)	(293,502)	(47,312)
Less: Loss attributable to the non-controlling interests	8,528	18,917	8,344	1,346
Net loss attributable to Yingli Green Energy	(320,846)	(341,758)	(285,158)	(45,966)

Weighted average shares and ADSs outstanding
Basic and diluted	156,585,020	156,722,968	173,796,737	173,796,737
Loss per share and per ADS
Basic and diluted	(2.05)	(2.18)	(1.64)	(0.26)
Net loss	(329,374)	(360,675)	(293,502)	(47,312)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	21,903	(14,630)	745	120
Cash flow hedging derivatives, net of nil tax	(6,734)	(9,370)	4,681	755
Comprehensive loss	(314,205)	(384,675)	(288,076)	(46,437)
Less: Comprehensive loss attributable to the noncontrolling interest	10,773	13,889	8,327	1,342
Comprehensive loss attributable toYingli Green Energy	(303,432)	(370,786)	(279,749)	(45,095)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	June 30, 2013	March 31, 2014	June 30, 2014
	RMB	RMB	RMB	US$
Non-GAAP loss attributable to Yingli Green Energy	(321,455)	(338,539)	(274,978)	(44,325)
Share-based compensation	(3,543)	(3,110)	(10,208)	(1,646)
Amortization of intangible assets	(753)	—	—	—
Inventory provision	—	—	—	—
Impairment of long-lived assets	—	—	—	—
Provision for inventory purchase commitments	—	—	—	—
Interest expenses consisting of changes in fair value of the interest rate swap and the amortization of the debt discount	4,905	(109)	28	5
Net loss attributable to Yingli Green Energy	(320,846)	(341,758)	(285,158)	(45,966)
Non-GAAP diluted loss per share and per ADS	(2.05)	(2.16)	(1.58)	(0.25)
Diluted loss per share and per ADS	(2.05)	(2.18)	(1.64)	(0.26)

Reconciliation of EBITDA measures to income before income tax & minority interest measures

	Three months ended
	June 30, 2013	March 31, 2014	June 30, 2014
	RMB	RMB	RMB	US$
Income before income taxes and minority interest	(333,550)	(379,252)	(292,289)	(47,116)
Interest expense	224,927	251,986	232,404	37,462
Accumulated depreciation	301,054	343,590	342,784	55,256
Amortization for intangible assets	6,472	5,576	5,582	900
EBITDA	198,903	221,900	288,481	46,502